UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

The front tower Shiba koen 2-6-3

Shiba koen, Minato-ku, Tokyo 105-0011 Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

/s/ Robert Pu
Robert Pu
Chief Financial Officer

Date: January 21, 2014

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated January 17, 2014, entitled “UTStarcom Announces Share Purchase from SoftBank”
10.1	Purchase and Sale Agreement, dated January 17, 2014, by and among Softbank America Inc., UTStarcom Holdings Corp. and Shah Capital Opportunity Fund LP

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